EXHIBIT 3.2


                       CHAPMAN AND CUTLER
                     111 WEST MONROE STREET
                       CHICAGO, IL  60603

                        February 21, 1996


Nike Securities L.P.
1001 Warrenville Road
Lisle, Illinois 60532

The Chase Manhattan Bank
  (National Association)
770 Broadway, 6th Floor
New York, New York 10003

            Re:  The First Trust Combined Series 258

Gentlemen:

     We have served as counsel for Nike Securities L.P., Depositor of The First Trust Combined Series 258 (the "Trust") in connection with the issuance of Units of fractional undivided interest in said Trust under a Trust Agreement dated February 21, 1996 (the "Indenture") among Nike Securities L.P., as Depositor, The Chase Manhattan Bank (National Association), as Trustee, Securities Evaluation Service, Inc., as Evaluator, and First Trust Advisors L.P., as Portfolio Supervisor.

     In  this  connection,  we  have  examined  the  Registration
Statement, the form of Prospectus proposed to be filed with the Securities and Exchange Commission, the Indenture and such other instruments and documents as we have deemed pertinent.

     Based upon the foregoing, and upon an investigation of such matters of law as we consider to be applicable, we are of the opinion that, under existing federal income tax law:

     (i) Each Trust is not an association taxable as a corporation but will be governed by the provisions of Subchapter J (relating to Trusts) of Chapter 1, Internal
Revenue Code of 1986 (the "Code").

     (ii) Each Certificateholder will be considered as owning a pro rata share of each asset of the respective Trust in the proportion that the number of Units of such Trust held by him bears to the total number of Units outstanding of such Trust. Under Subpart E, Subchapter J of Chapter 1 of the Code, income of each Trust will be treated as income of each Certificateholder in the proportion described, and an item of Trust income will have the same character in the hands of a Certificateholder as it would have in the hands of the Trustee. Accordingly, to the extent that the income of a Trust consists of interest and original issue discount excludable from gross income under
Section 103 of the Code, such income will be excludable from federal gross income of the Certificateholder, except in the case of a Certificateholder who is a substantial user (or a person related to such user) of a facility financed through issuance of any industrial development bonds or certain private activity bonds held by the Trust. In the case of such Certificateholder who is a substantial user (and no other) interest received with respect to his Units attributable to such industrial development bonds or such private activity bonds is includable in his gross income. To the extent a Trust holds Bonds that are "specified private activity Bonds" within the meaning of Section 57(a)(5) of the Code, a Certificateholder's pro rata portion of the income on such Bonds will be included as an item of tax preference in the computation of the alternative minimum tax applicable to all taxpayers (including non-corporate tax payers) subject to the alternative minimum tax. In the case of certain corporations, interest on all of the Bonds is included in computing the alternative minimum tax pursuant to Section 56(c) of the Code, the environmental tax (the "Superfund Tax") imposed by Section 59A of the Code, and the branch profits tax imposed by Section 884 of the Code with respect to U.S. branches of foreign corporations.

     (iii) Gain or loss will be recognized to a Certificateholder upon redemption or sale of his Units. Such gain or loss is measured by comparing the proceeds of such redemption or sale with the adjusted basis of the Units represented by his Certificate. Before adjustment, such basis would normally be cost if the Certificateholder had acquired his Units by purchase, plus his aliquot share of advances by the Trustee to the respective Trust to pay interest on Bonds delivered after the Certificateholder's settlement date to the extent that such interest accrued on the Bonds during the period from the Certificateholder's settlement date to the date such Bonds are delivered to the Trust, but only to the extent that such advances are to be repaid to the Trustee out of interest received by such Trust with respect to such Bonds. In addition, such basis will be increased by the Certificateholder's aliquot share of the accrued original issue discount (and market discount, if the Certificateholder elects to include market discount in income as it accrues) with respect to each Bond held by the Trust with respect to which there was an original issue discount at the time the Bond was issued (or which was purchased with market discount) and reduced by the annual amortization of bond premium, if any, on Bonds held by the Trust.

     (iv) If the Trustee disposes of an asset of a Trust (whether by sale, payment on maturity, redemption or otherwise), gain or loss is recognized to the Certificateholder and the amount thereof is measured by comparing the Certificateholder's aliquot share of the total proceeds from the transaction with his basis for his fractional interest in the asset disposed of. Such basis is ascertained by apportioning the tax basis for his Units among each of the assets of such Trust (as of the date on which his Units were acquired) ratably according to their values as of the valuation date nearest the date on which he purchased such Units. A Certificateholder's basis in his
Units and of his fractional interest in each asset of the Trust must be reduced by the amount of his aliquot share of interest received by the Trust, if any, on Bonds delivered after the Certificateholder's settlement date to the extent that such interest accrued on the Bonds during the period from the Certificateholder's settlement date to the date such Bonds are delivered to the Trust must be reduced by the annual amortization of bond premium, if any, on Bonds held by the Trust and must be increased by the Certificateholder's share of the accrued original issue discount (and market discount, if the Unitholder elects to include market discount in income as it accrues) with respect to each Bond which, at the time the Bond was issued, had original issue discount (or which was purchased with market discount).

     (v) In the case of any Bond held by the Trust where the "stated redemption price at maturity" exceeds the "issue price", such excess shall be original issue discount. With respect to each Certificateholder, upon the purchase of his Units subsequent to the original issuance of Bonds held by the Trust, Section 1272(a)(7) of the Code provides for a reduction in the accrued "daily portion" of such original issue discount upon the purchase of a Bond subsequent to the Bond's original issue, under certain circumstances. In the case of any Bond held by the Trust the interest on which is excludable from gross income under Section 103 of the Code, any original issue discount which accrues with respect thereto will be treated as interest which is excludable from gross income under Section 103 of the Code.

     (vi) Certain bonds in the portfolio of the Trust have been insured by the issuers, underwriters, the Sponsor or others against default in the prompt payment of principal and interest (the "Insured Bonds"). Such Bonds are so designated on the portfolio pages in the Prospectus for each Trust. Insurance on Insured Bonds is effective so long as such bonds remain outstanding. For each of these bonds, we have been advised that the aggregate principal amount of such bonds listed on the portfolio page was acquired by the Trust and are part of the series of such bonds in the listed aggregate principal amount. Based upon the assumption that the Insured Bonds of the Trust are part of a series covered by an insurance policy, it is our opinion that any amounts received by the Trust representing maturing interest on such bonds will be excludable from Federal gross income if, and to the same extent as, such interest would have been so excludable if paid in normal course by the Issuer provided that, at the time such policies are purchased, the amounts paid for such policies are reasonable, customary and consistent with the reasonable expectation that the issuer of the bonds, rather than the insurer will pay debt service on the bonds. Paragraph (ii) of this opinion is accordingly applicable to such payment.

     Sections 1288 and 1272 of the Code provide a complex set of rules governing the accrual of original issue discount. These rules provide that original issue discount accrues either on the basis of a constant compound interest rate or ratably over the term of the Bonds, depending on the date the Bond was issued. In addition, special rules apply if the purchase price of a Bond exceeds the original issue price plus the amount of original issue discount which would have previously accrued based upon its issue price (its "adjusted issue price"). The application of these rules will also vary depending on the value of the Bond on the date a Certificateholder acquires his Units, and the price the Certificateholder pays for his Units.

     Except with respect to those Trusts that hold "specified private activity bonds" within the meaning of Section 57(a)(5) of the Code issued on or after August 8, 1986 as identified in the Prospectus related hereto (the "AMT Trusts"), the Trusts do not include any specified private activity bonds and accordingly none of the interest income of the Trusts (other than the AMT Trusts, if any) shall be treated as an item of tax preference when computing the alternative minimum tax. Because the AMT Trusts include "specified private activity bonds," all or a portion of the income of the AMT Trusts shall be treated as an item of tax preference for alternative minimum tax purposes. In the case of corporations, for taxable years beginning after December 31, 1986, the alternative minimum tax and the Superfund Tax depend upon the corporation's alternative minimum taxable income ("AMTI"), which is the corporation's taxable income with certain adjustments.

     Pursuant to Section 56(c) of the Code, one of the adjustment items used in computing AMTI and the Superfund Tax of a corporation (other than an S Corporation, Regulated Investment Company, Real Estate Investment Trust or REMIC) for taxable years beginning after 1989, is an amount equal to 75% of the excess of such corporation's "adjusted current earnings" over an amount equal to its AMTI (before such adjustment item and the alternative tax net operating loss deduction). "Adjusted current earnings" includes all tax-exempt interest, including interest on all Bonds in the Trust, and tax-exempt original issue discount.

     Effective for tax returns filed after December 31, 1987, all taxpayers are required to disclose to the Internal Revenue
Service the amount of tax-exempt interest earned during the year.

     Section 265 of the Code generally provides for a reduction in each taxable year of 100% of the otherwise deductible interest on indebtedness incurred or continued by financial institutions, to which either Section 585 or Section 593 of the Code applies, to purchase or carry obligations acquired after August 7, 1986, the interest on which is exempt from federal income taxes for such taxable year. Under rules prescribed by Section 265, the amount of interest otherwise deductible by such financial institutions in any taxable year which is deemed to be attributable to tax-exempt obligations acquired after August 7, 1986, will be the amount that bears the same ratio to the interest deduction otherwise allowable (determined without regard to Section 265) to the taxpayer for the taxable year as the taxpayer's average adjusted basis (within the meaning of Section
1016)  of  tax-exempt obligations acquired after August 7,  1986, bears to such average adjusted basis for all assets of the taxpayer, unless such financial institution can otherwise establish, under regulations to be prescribed by the Secretary of the Treasury, the amount of interest an indebtedness incurred or continued to purchase or carry such obligations. On December 7, 1995 the U.S. Treasury Department released proposed legislation that, if adopted, would generally extend the financial institution rules to all corporations, effective for obligations acquired after the date of announcement.

     We also call attention to the fact that, under Section 265 of the Code, interest on indebtedness incurred or continued to purchase or carry Units is not deductible for federal income tax purposes. Under rules used by the Internal Revenue Service for determining when borrowed funds are considered used for the purpose of purchasing or carrying particular assets, the purchase of Units may be considered to have been made with borrowed funds even though the borrowed funds are not directly traceable to the purchase of Units. However, these rules generally do not apply to indebtedness incurred for expenditures of a personal nature such as a mortgage incurred to purchase or improve a personal residence.

     "The Revenue Reconciliation Act of 1993" (the "Tax Act") subjects tax-exempt bonds to the market discount rules of the Code effective for bonds purchased after April 30, 1993. In general, market discount is the amount (if any) by which the stated redemption price at maturity exceeds an investor's purchase price (except to the extent that such difference, if any, is attributable to original issue discount not yet accrued) subject to a statutory de minimis rule. Market discount can arise based on the price a Trust pays for Bonds or the price a Certificateholder pays for his or her Units. Under the Tax Act, accretion of market discount is taxable as ordinary income; under prior law, the accretion had been treated as capital gain. Market discount that accretes while a Trust holds a Bond would be recognized as ordinary income by the Certificateholders when principal payments are received on the Bond, upon sale or at redemption (including early redemption), or upon the sale or redemption of his or her Units, unless a Certificateholder elects to include market discount in taxable income as it accrues.

     We hereby consent to the filing of this opinion as an exhibit to the Registration Statement (File No. 33-63483) relating to the Units referred to above and to the use of our name and to the reference of our firm in said Registration Statement and in the related Prospectus.

                                                  Respectfully submitted,



                                                       CHAPMAN AND CUTLER
EFF/jln